SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Determine, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
250660107
(CUSIP Number)
Neil S. Subin, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 14, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A2	Page 2 of 7

1	NAME OF REPORTING PERSON
Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,969,200
	8	SHARED VOTING POWER
241,461
	9	SOLE DISPOSITIVE POWER
4,969,200
	10	SHARED DISPOSITIVE POWER
241,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,210,661*

* The shares reported herein consist of (i) 2,961,325 shares of common stock, (ii) Series A Warrants to purchase 113,595 shares of common stock at an exercise price of $7.75 per share, (iii) Warrants to purchase 159,884 shares of common stock at an exercise price of $7.00 per share (iv) Warrants to purchase 137,225 shares of common stock at an exercise price of $7.00 per share (v) Warrants to purchase 319,148 shares of common stock at an exercise price of $6.00 per share, (vi) $2,492,711.41 of Junior Secured Convertible Promissory Notes convertible into 437,305 shares of common stock at a conversion price of $5.70 (vii) $2,086,765.38 of Junior Secured Convertible Promissory Notes convertible into 695,576 shares of common stock at a conversion price of $3.00 and (viii) $1,159,817.92 of Junior Secured Convertible Notes convertible into 386,603 shares of common stock at a conversion price of $3.00.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4%[1]

14	TYPE OF REPORTING PERSON*
OO

1 The percentages reported in this Schedule 13D/A are based upon 17,145,201 outstanding shares of common stock (as described in Item 5 hereto).

SCHEDULE 13D/A2

This constitutes Amendment No. 2 to the statement on Schedule 13D filed on behalf of Neil S. Subin, dated and filed January 23, 2018 (as amended, the “ Statement ”), relating to the common stock, $0.0001 par value per share (the “ Common Stock ” or “ Shares ”), of Determine, Inc. (the “ Company ” or the “ Issuer ”). Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts. The Company’s principal executive office is located at 615 West Carmel Drive, Suite 100, Carmel, IN 46032. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.          Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

Amendment of Business Financing Agreement

The purpose of this Amendment is to report that, since the filing of Amendment No. 1 to the Statement on Schedule 13D, dated February 26, 2018 (the “Amendment No. 1”), on June 14, 2018, the Company and its wholly owned subsidiary, Determine Sourcing Inc., entered into Amendment Number Eleven to the Amended and Restated Business Financing Agreement (the “Amendment Number Eleven to Financing Agreement”) with Western Alliance Bank, as successor in interest to Bridge Bank, N.A. (“Western Alliance Bank”), of which the Reporting Person and or certain entities controlled by the Reporting Person entered into certain agreements with the Company as described below. The Amendment Number Eleven to Financing Agreement, among other things, extends the maturity date of the Company’s existing credit facility with Western Alliance Bank (the “Credit Facility”) to July 31, 2019. The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Amendment Number Eleven to Financing Agreement included in Exhibit 10.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on June 20, 2018 (the “June 2018 8-K”), which is incorporated by reference herein.

Amendment of Limited Guaranty

In connection with the Amendment Number Eleven to Financing Agreement, on June 14, 2018, Milfam II, entered into a Third Amended and Restated Limited Guaranty (the “Third Amended Guaranty”) with Western Alliance Bank. The Third Amended Guaranty (i) extends the term of the Second Amended and Restated Limited Guaranty entered into by Milfam II with Western Alliance Bank on June 1, 2017 to August 10, 2019, and (ii) terminates the Second Amended and Restated Limited Guaranty entered on June 1, 2017. The Third Amended Guaranty also provides that, if the maturity date of the Credit Facility is subsequently amended, the term of the Third Amended Guaranty would automatically extend to a date ten (10) days following the extended maturity date under the Credit Facility, but no later than July 30, 2020. The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Third Amended Guaranty filed as Exhibit 10.2 to the June 2018 8-K, which are incorporated by reference herein.

Guaranty Fee Agreements

In connection with the Third Amended Guaranty, on June 14, 2018, the Company entered into a Guaranty Fee Agreement (the “Guaranty Fee Agreement”) with Milfam II, pursuant to which the Company agrees to pay Milfam II a commitment fee of $108,000 and a monthly fee that shall accrue each calendar month during the term of the Third Amended Guaranty equal to ten percent of the commitment fee divided by twelve. The commitment fee and the accrued monthly fee shall be payable in cash by the Company upon the termination or expiration of the Third Amended Guaranty. The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Guaranty Fee Agreement filed as Exhibit 10.3 to the June 2018 8-K, which is incorporated by reference herein.

Additionally, in connection with the Third Amended Guaranty, on June 14, 2018, the Company entered into an Amendment to Guaranty Fee Agreement (the “Fee Agreement Amendment”) with Milfam II, Mr. Miller’s estate and Alimco Financial Corporation, an affiliate of Mr. Miller’s estate (collectively, the “Guarantors”). The Fee Agreement Amendment, among other things, amends the Guaranty Fee Agreement, dated as of June 1, 2017 (the “June 2017 Fee Agreement”), among the Company and the Guarantors, to eliminate the payment of certain shares of Company common stock in connection with any extension of the guarantees provided by the Guarantors under the June 2017 Fee Agreement and replaces such payment with a cash commitment fee of $168,750 plus a monthly fee equal to ten percent of such commitment fee divided by twelve. The commitment fee and the accrued monthly fee shall be payable in cash by the Company upon the termination or expiration of the Third Amended Guaranty. The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Fee Agreement Amendment filed as Exhibit 10.4 to the June 2018 8-K, which is incorporated by reference herein.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Subin does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Subin reserves the right to change plans and take any and all actions that Mr. Subin may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Subin in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Subin may take any other action with respect to the Issuer or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

(a)     Mr. Subin may be deemed to beneficially own 5,210,661 Shares, which is equal to approximately 30.4% of the 17,145,201 outstanding Shares. As of the date hereof, (a) 617,526 of such beneficially owned Shares are owned of record by LIM III - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,700 Shares, (iv) a Junior Secured Convertible Note in the amount of $415,451.44 convertible into 72,883 Shares, and (v) a Junior Secured Convertible Note in the amount of $347,794.23 convertible into 115,928 Shares), (b) 617,524 of such beneficially owned Shares are owned of record by MBM - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,701 Shares, (iv) a Junior Secured Convertible Note in the amount of $415,451.44 convertible into 72,883 Shares, and (v) a Junior Secured Convertible Note in the amount of $347,794.23 convertible into 115,928 Shares), (c) 422,446 of such beneficially owned Shares are owned of record by Trust C (including Shares underlying (i) a Series A Warrant to purchase 11,359 Shares, (ii) a warrant to purchase 15,988 Shares, (iii) a warrant to purchase 13,722 Shares, and (iv) a warrant to purchase 79,787 Shares), (d) 2,100 of such beneficially owned Shares are owned of record by Trust D, (e) 291,138 of such beneficially owned Shares are owned of record by Milfam I (includes Shares underlying a warrant to purchase 79,787 Shares), (f) 239,361 of such beneficially owned Shares are owned of record by the Trust Account (including Shares underlying a warrant to purchase 79,787 Shares), (g) 2,392,117 of such beneficially owned Shares are owned of record by Milfam II (including Shares underlying (i) a Series A Warrant to purchase 61,342 Shares, (ii) a warrant to purchase 86,338 Shares, (iii) a warrant to purchase 74,102 Shares, (iv) a warrant to purchase 79,787 Shares, (v) a Junior Secured Convertible Note in the amount of $830,905.64 convertible into 145,770 Shares, (vi) a Junior Secured Convertible Note in the amount of $695,588.46 convertible into 231,860 Shares, and (vii) a Junior Secured Convertible Note in the amount of $1,159,817.92 convertible into 386,603 Shares), and (h) 628,449 of such beneficially owned Shares are owned by LIM Revocable Trust (including Shares underlying (i) a Junior Secured Convertible Note in the amount of $830,902.89 convertible into 145,769 Shares, and (ii) a Junior Secured Convertible Note in the amount of $695,588.46 convertible into 231,860 Shares).

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 17,145,201 outstanding Shares referenced above is the total of the following amounts: (i) 14,895,865 outstanding Shares as reported in the Company’s 10-Q filed on February 9, 2018, (ii) a Series A warrant to purchase 113,595 Shares at an exercise price of $7.75 per share, (iii) a warrant to purchase 159,884 Shares at an exercise price of $7.00 per share, (iv) a warrant to purchase 137,225 Shares at an exercise price of $7.00 per share,(v) a warrant to purchase 319,148 Shares at an exercise price of $6.00 per share, (vi) $2,492,711.41 of Junior Secured Convertible Notes convertible into 437,305 Shares, (vii) $2,086,765.38 of Junior Secured Convertible Notes convertible into 695,576 Shares, and (viii) $1,159,817.92 of Junior Secured Convertible Notes convertible into 386,603 Shares.

(b)       Mr. Subin may be deemed to have sole voting and dispositive power for all Shares held of record by LIM III - Trust A-4, MBM - Trust A-4, Trust C. Milfam I, Milfam II, and LIM Revocable Trust. Mr. Subin may be deemed to have shared voting and dispositive power for all Shares held of record by Trust D and the Trust Account.

(c)       Not Applicable.

(d)       Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities, including Milfam II.

(e)       Not Applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7.          Materials to be Filed as Exhibits:

Item 7 of the Statement is hereby amended as follows:

Exhibit 99.1	Amendment Number Eleven to Amended and Restated Business Financing Agreement, dated June 14, 2018 (Filed as Exhibit 10.1 to Form 8-K by the Company with the Securities and Exchange Commission on June 20, 2018 and incorporated herein by reference).
Exhibit 99.2	Third Amendment and Restated Limited Guaranty dated June 14, 2018, between Western Alliance Bank and Milfam II, L.P. (Filed as Exhibit 10.2 to Form 8-K by the Company with the Securities and Exchange Commission on June 20, 2018 and incorporated herein by reference).
Exhibit 99.3	Guaranty Fee Agreement, dated June 14, 2018 (Filed as Exhibit 10.3 to Form 8-K by the Company with the Securities and Exchange Commission on June 20, 2018 and incorporated herein by reference).
Exhibit 99.4	Amendment to Guaranty Fee Agreement, dated June 14, 2018 (Filed as Exhibit 10.4 to Form 8-K by the Company with the Securities and Exchange Commission on June 20, 2018 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2018

By:	/s/Neil S. Subin
Neil S. Subin